Exhibit 99.14

FORM OF RESTATED CERTIFICATE OF INCORPORATION OF OLD ALBERTSON’S, INC.

FROM AND AFTER THE INITIAL EFFECTIVE TIME

FIRST. The name of the corporation is Old Albertson’s Inc. (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is 1,000. All such shares are to be Common Stock, par value of $.01 per share, and are to be of one class.

FIFTH. Unless and except to the extent that the by-laws of the Corporation shall so require, the election of directors of the corporation need not be by written ballot.

SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the by-laws of the corporation.

SEVENTH. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

EIGHTH. The Corporation hereby elects that it shall not be subject to Section 203 of the General Corporation Law of the State of Delaware.

NINTH. The following shall apply with respect to indemnification of certain persons by the Corporation and with respect to elimination of certain liability of directors:

        (1) Indemnification of Certain Persons. The Corporation shall have power to indemnify any person, including present or former directors, officers, employees or agents of the Corporation or any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the extent permitted by the General Corporation Law of the State of

Delaware. Such right of indemnification shall be in addition to all other rights to which those indemnified may be entitled under any statute, by-law, agreement, vote of stockholders or otherwise.

(2) Elimination of Certain Monetary Liabilities of Directors. No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty by such director as a director, except for any matter in respect of which such director shall be liable under Section 174 of the General Corporation Law of the State of Delaware or any amendment thereto or successor provision thereof or shall be liable by reason that, in addition to any and all other requirements for such liability such director (i) shall have breached his or her duty of loyalty to the Corporation or its stockholders, (ii) in acting or in failing to act, shall not have acted in good faith or shall have acted in a manner involving intentional misconduct or a knowing violation of law or (iii) shall have derived an improper personal benefit from the transaction in respect of which such breach of fiduciary duty occurred. Neither the amendment nor repeal of Section 2 of this Article NINTH shall eliminate or reduce the effect of Section 2 of this Article NINTH in respect of any matter occurring, or any cause of action, suit or claim that, but for Section 2 of this Article NINTH would accrue or arise, prior to such amendment or repeal.

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